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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20219

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-12499

FIRST FINANCIAL BANCORP

(Exact name of registrant as specified in its charter)

701 South Ham Lane, Lodi, CA 95242

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0

Explanatory Note: First Financial Bancorp (“Company”) erroneously registered under Section 12(b) of the Securities Act of 1934, as amended, when the Company should have registered under Section 12(g). Placer Sierra Bancshares is a successor in interest to the Company and is filing a Form 15 to terminate registration of the Company’s securities. Accordingly, this Form 15 is terminating the registration under Section 12(g).

Pursuant to the requirements of the Securities Exchange Act of 1934, Placer Sierra Bancshares, successor to First Financial Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 15, 2005	By:	/s/ Ronald W. Bachli

Ronald W. Bachli, Chairman and Chief Executive Officer Of Placer Sierra Bancshares, Successor to First California Bancshares

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.